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December 18, 2015

Via Edgar

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Fairchild Semiconductor International, Inc. Tender Offer Statement on Schedule TO-T Filed December 4, 2015 by ON Semiconductor Corporation File No. 005-57505

Dear Mr. Orlic,

On behalf of our client, ON Semiconductor Corporation (“ON Semiconductor”), we are responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 14, 2015 (the “Comment Letter”) to George H. Cave, General Counsel of ON Semiconductor, relating to the above-referenced Schedule TO-T (the “Schedule TO”) filed by ON Semiconductor on December 4, 2015 (File No. 005-57505). Concurrently with the submission of this letter, ON Semiconductor is filing an amendment to the Schedule TO setting forth the changes described herein (the “TO Amendment”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, the text of the Staff’s comments have been reproduced in bold. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase filed as Exhibit (a)(1)(A) thereto (as amended, the “Offer to Purchase”).

Schedule TO

Can the Offer be extended and under what circumstances?, page 3

1. We note the last sentence of this paragraph. The tender offer may not be extended following 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date. See Rule 14e-1(d) of Regulation 14E. Please revise.

Response: In response to the Staff’s comment, in the TO Amendment, ON Semiconductor has added the following sentence to the disclosure on page 3 of the Offer to Purchase under the heading “Can the Offer be extended and under what circumstances?” to clarify that any extension must be made and announced by 9:00 a.m., New York City time, on the next business day after the scheduled expiration date:

Any extension of the Offer shall be made and announced no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Mr. David L. Orlic

United States Securities and Exchange Commission

December 18, 2015

In addition, ON Semiconductor has added the following sentence to the disclosure on page 3 of the Offer to Purchase under the heading “How will I be notified if the Offer is extended?” to clarify that any notice of extension will include disclosure of the approximate number of shares of common stock of Fairchild tendered at the time of the announcement:

Any press release issued to announce an extension of the Offer will include the approximate number of Shares tendered and not withdrawn at the time of the issuance of the press release.

Explanatory Note, page 25

2. We note the following statements:

•	“The Merger Agreement … is not intended to provide any financial or other factual information about Fairchild, Purchaser or Parent.”

•	“the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement….”

Please revise these statements to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, ON Semiconductor has revised the referenced disclosure on page 25 of the Offer to Purchase to remove any implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Termination, page 41

3. We note the last bullet point on page 42, which appears to state that the offeror may terminate the merger agreement if it is unable to obtain sufficient financing by the outside date. This appears to operate as a financing condition, and indicates that financing is not assured, despite the existence of a commitment letter. If so, please revise the disclosure to clarify this point, furnish the information required by Item 10 of Schedule TO, and specify that at least 5 business days will remain in the offer after the offeror announces that financing has become assured. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: ON Semiconductor respectfully advises the Staff that the provision of the Merger Agreement described in the last bullet on page 42 of the Offer to Purchase does not operate as a financing condition, and instead only provides for the limited extension of the Outside Date in connection with a limited extension of the Offer as permitted by the Merger Agreement.

As disclosed on pages 3 and 11 of the Offer to Purchase, ON Semiconductor has the right to extend the Offer, subject to specified limitations, if it and Purchaser are in compliance in all material respects with their respective covenants and agreements in the Merger Agreement related to obtaining financing but have been unable to obtain proceeds of financing sufficient to consummate the Offer and the Merger on the date on which the Offer would otherwise expire. As also disclosed on pages 3 and 11 of the Offer to Purchase, this right is bounded, and ON Semiconductor may not extend the Offer pursuant to this right beyond a date that is later than two business days prior to November 18, 2016. The last bullet on page 42 of the Offer to Purchase describes the mechanism by which the Outside Date is automatically adjusted in connection with any such extension so that the Outside Date does not arise during the pendency of the extension. Specifically, such bullet describes that if the Offer is extended pursuant to this limited right, then the Outside Date will also be extended, provided that the Outside Date may not be extended beyond November 18, 2016.

Mr. David L. Orlic

United States Securities and Exchange Commission

December 18, 2015

If the Offer is extended as described in the preceding paragraph and, at the expiration of the Offer as so extended, the Offer Conditions (which do not include any financing-related condition) have been satisfied, then ON Semiconductor is required to accept for payment all Shares tendered in the Offer. If ON Semiconductor does not so accept all such Shares, then (i) ON Semiconductor would be in breach of the Merger Agreement and would not have any right to terminate the Merger Agreement at the Outside Date (as disclosed in the first bullet under clause (iv) of page 42 of the Offer to Purchase), and (ii) Fairchild would have the right either to cause ON Semiconductor to specifically perform its obligations under the Merger Agreement to accept all Shares tendered in the Offer (as disclosed on page 44 of the Offer to Purchase under the subheading “Specific Performance”) or to terminate the Merger Agreement and require ON Semiconductor to pay a termination fee of $215.0 million (pursuant to the rights disclosed in section (viii) on page 43 of the Offer to Purchase and under “Parent Termination Fee” on page 44 of the Offer to Purchase).

If the extension right were a financing condition to the Offer, then the failure to obtain such financing would mean that all conditions to ON Semiconductor’s obligation to close the Offer would not have been satisfied, and ON Semiconductor’s failure to accept tendered Shares at the expiration of the Offer would not be a breach of its obligations under the Merger Agreement. In contrast, as described above, the failure to accept tendered Shares at the expiration of the Offer when otherwise required because of a failure of ON Semiconductor to have sufficient funds to close the Offer is a breach of its obligations under the Merger Agreement.

ON Semiconductor respectfully advises the Staff that the last four bullets on page 42 each disclose circumstances under which the Outside Date may be extended and do not in any way affect the rights and obligations of the parties under the Merger Agreement upon the expiration of the Offer or the occurrence of such Outside Date as so extended, including the possibility that a party may lose its right to terminate upon the Outside Date as described under clause (iv) on page 42 pursuant to the first bullet thereto. In response to the Staff’s comment, and to clarify that the last four bullets on page 42 of the Offer to Purchase relate solely to extending the Outside Date, ON Semiconductor has added the following bullet as a new second bullet under clause (iv) on page 42 of the Offer to Purchase, and has indented the four bullets to appear as sub-bullets under the new disclosure:

•	the Outside Date is subject to extension in the following circumstances:

Exhibit (a)(1)(F)

4. Here and elsewhere in the offering materials, disclosure states that the applicable document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with the tender offer.

Response: In accordance with the Staff’s comment, ON Semiconductor will not refer to the Private Securities Litigation Reform Act of 1995 in any future filings relating to the Offer, as ON Semiconductor acknowledges that the safe harbor is not available for statements made in connection with the Offer.

Mr. David L. Orlic

United States Securities and Exchange Commission

December 18, 2015

The statement from ON Semiconductor requested by the Staff is included as Annex A to this response letter. If you have any questions or comments concerning the enclosed, please do not hesitate to contact the undersigned at (415) 268-6136. Thank you for your time and consideration.

Very truly yours, MORRISON & FOERSTER LLP

By:	/s/ Eric McCrath

cc: Via E-mail

Mr. George H. Cave, Esq.

Executive Vice President, General Counsel, Chief Compliance & Ethics Officer,

Chief Risk Officer and Corporate Secretary

ON Semiconductor Corporation

Annex A

December 18, 2015

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Fairchild Semiconductor International, Inc. Tender Offer Statement on Schedule TO-T Filed December 4, 2015 by ON Semiconductor Corporation File No. 005-57505

Dear Mr. Orlic,

In connection with the above-captioned filings, the undersigned hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours, ON SEMICONDUCTOR CORPORATION

By:	/s/ George H. Cave
Name: George H. Cave
Title: Executive Vice President, General Counsel, Chief Compliance & Ethics Officer, Chief Risk Officer and Corporate Secretary